SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



          RYANAIR ANNOUNCES IN FLIGHT MOBILE ACCESS FOR ALL PASSENGERS

    New venture with communications pioneer OnAir will enable Ryanair's 42M passengers to keep in touch on all flights

                INFLIGHT PHONE SEAT SALE 1M SEATS - DIAL GBP9.99!

Ryanair, Europe's largest low fares airline, and OnAir, the leading onboard passenger communications provider, today (Wednesday, 30th August 2006) announced a deal that will see Ryanair's entire fleet of Boeing 737 aircraft fitted with OnAir's onboard mobile communications solution. The announcement will make Ryanair the first European airline to offer Europe-wide mobile telephony services during flights across its entire fleet of aircraft to all passengers via their own mobile phones and smartphones.

The deal means that from mid 2007 (subject to relevant regulatory approval) Ryanair's passengers will be able to call, text and e-mail using their mobile phones, BlackBerrysTM and TreosTM at rates which will mirror international roaming charges. OnAir intend to fit 50 Ryanair aircraft during the second half of 2007, with the remainder of the fleet receiving installations from early 2008 onwards. Mobile OnAir will be offered on all Ryanair flights across Ryanair's network of more than 360 routes serving 23 countries across Europe. Ryanair will be the first European airline to offer this mobile telephony to all passengers on all of its 200 plus aircraft fleet.

Developed by inflight communications specialist OnAir, Mobile OnAir uses advanced lightweight onboard technology to allow passengers to make and receive calls, exchange SMS messages and connect to e-mail via satellite broadband links and a ground network to be supplied by OnAir's telecoms infrastructure partner, Monaco Telecom.

OnAir's solution allows mobile phone operators to charge passengers using Mobile OnAir at rates in line with current international roaming charges on passengers' normal monthly bills. Ryanair will receive a commission from OnAir on call revenues generated by passengers on board its aircraft.

Announcing the new service initiative, Ryanair's CEO Michael O'Leary, said:

        "This is another revolutionary passenger service initiative from Ryanair. In addition to offering our customers the lowest air fares and youngest fleet of aircraft, Ryanair will soon enable passengers to use their mobile phones and electronic communications devices in the air, just as they do on the ground. That means they will be able to pass on the good news to workmates, friends and family that they are travelling on another on-time flight with Europe's most punctual airline.

        "This is a win-win for Ryanair, OnAir and most importantly our customers. The revenues generated by onboard mobile telephony will reduce our costs and help us to keep offering the lowest fares in Europe while at the same time doubling the size of our operation over the next five years as we grow to carry 80M passengers annually by 2012. To celebrate this new service, we are offering 1M seats from the UK to Europe for just GBP9.99*. Passengers should dial up their low fare seats immediately on www.ryanair.com as fares this low will not last long ".

George Cooper, CEO of OnAir, added:

        "We are delighted that Ryanair is to become the first carrier to install Mobile OnAir throughout its fleet. Not only is Ryanair one of the world's most innovative airlines, but the deal is also a strong endorsement of the all round capability of our solution for both Boeing and Airbus aircraft".

* taxes and charges excluded


ABOUT RYANAIR

Ryanair is Europe's largest low fares airline with 16 bases and 371 low fare routes across 23 countries. By the end of March 2007 Ryanair will operate an entire fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 100 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 3,700 people and expects to carry approximately 42 million scheduled passengers in the current year.

For further information on Ryanair please contact:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: +353 1 8121 228             Tel: +353 1 4980300


ABOUT ONAIR

OnAir was incorporated in February 2005 and is a joint venture with Airbus, the aircraft manufacturer with the most modern and comprehensive product line on the market and SITA, the world's leading provider of air transport focused applications, communications and IT infrastructure.

OnAir's vision is to give airline passengers the choice to reach their world from the sky. The OnAir service portfolio addresses passenger voice and data communications needs on both long and short haul flights, on commercial Airbus and Boeing aircraft while focusing on passengers' needs, offering choice and ensuring an economically viable business model for airlines. OnAir is a member of the GSM Association and recently became Inmarsat's first Distribution partner for its SwiftBroadband services.

For further information on OnAir (not for publication) contact:

Charlie Pryor

The Wordshop

+44 (0)20 7031 8270

cp@theword-shop.com www.onair.aero

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 August 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director